Exhibit 99.4

Wellchange Holdings Company Limited

Unit 7 On 25th Floor, Global Gateway Tower, No. 63 Wing Hong Street, Kowloon, Hong Kong

PROXY

Solicited on Behalf of the Board of Directors for the Annual General Meeting of Shareholders

To be held on July 6, 2026 at 10:30 a.m. Hong Kong Time (July 5, 2026 at 10:30 p.m. Eastern Time)

The undersigned hereby appoints Mr. Shek Kin Pong as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Wellchange Holdings Company Limited (the “Company”) which the undersigned is entitled to vote at the AGM and any adjournments or postponements thereof. If no designation is made, the proxy, when properly executed, will be voted “FOR” Items 1, 2, 3, 4 and 5.

Item 1. By a special resolution, subject to the directors of the Company making the requisite solvency statement in accordance with the Companies Act (As Revised) and the filing and registration of the same, together with the minute of reduction, with the Registrar of Companies of the Cayman Islands in accordance with the Companies Act (As Revised), to approve a reduction of the Company’s authorized share capital from (i) US$50,000 divided into 18,000,000 Class A Ordinary Shares of par value US$0.0025 each and 2,000,000 Class B Ordinary Shares of par value US$0.0025 each, to (ii) US$100 divided into 18,000,000 Class A Ordinary Shares of par value US$0.000005 each and 2,000,000 Class B Ordinary Shares of par value US$0.000005 each, by reducing the par value of each issued and unissued share, and that the amount by which the issued share capital is reduced shall be credited to the share premium account of the Company (the “Par Value Reduction”).

☐ For          ☐ Against          ☐ Abstain

Item 2. By an ordinary resolution, conditional upon and with effect immediately following the Par Value Reduction becoming effective, to increase the authorized share capital of the Company from US$100 divided into 18,000,000 Class A Ordinary Shares of par value US$0.000005 each and 2,000,000 Class B Ordinary Shares of par value US$0.000005 each, to US$50,000 divided into 9,900,000,000 Class A Ordinary Shares of par value US$0.000005 each and 100,000,000 Class B Ordinary Shares of par value US$0.000005 each (the “Share Capital Increase”).

☐ For          ☐ Against          ☐ Abstain

Item 3. By a special resolution, subject to and conditional upon all requisite class consents (the Class A Proposal and the Class B Proposal) being obtained, to approve the increase of the voting rights attached to each Class B Ordinary Share of par value US$0.0025 each from thirty-five (35) votes per share to one hundred (100) votes per share on all matters subject to vote at general meetings of the Company and the adoption of the fifth amended and restated memorandum and articles of association of the Company in the form attached as Appendix A to the proxy statement accompanying this notice in substitution for, and to the exclusion of, the existing amended and restated memorandum and articles of association of the Company.

☐ For          ☐ Against          ☐ Abstain

Item 4. By an ordinary resolution, subject to and conditional upon approval by the shareholders of Proposal One and Proposal Two and all requisite class consents (the Class A Proposal and the Class B Proposal) being obtained, to approve the consolidation of every four hundred (400) issued and unissued Class A Ordinary Shares into one (1) Class A Ordinary Share, at an aggregate ratio of one-for-four hundred (1-for-400), to be effected by the Board of Directors in its sole discretion in one or more tranches at any time within twelve (12) months following the date of the AGM, on such effective date or dates as the Board of Directors shall determine and announce, with the par value of each Class A Ordinary Share being increased proportionally on each effective date so that the aggregate authorized share capital of the Company attributable to the Class A Ordinary Shares remains unchanged, with the Class B Ordinary Shares remaining unconsolidated, with the conversion rate applicable to the Class B Ordinary Shares being adjusted in accordance with the existing amended and restated memorandum and articles of association of the Company, and with any fractional Class A Ordinary Shares created as a result of the Class A Share Consolidation being rounded up to the nearest whole share at the holder level.

☐ For          ☐ Against          ☐ Abstain

Item 5. By an ordinary resolution, to adjourn either or both of the Class A Meeting and the AGM to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of any of the Class A Proposal, Proposal One, Proposal Two, Proposal Three, Proposal Four and Proposal Five (the “Adjournment”).

☐ For          ☐ Against          ☐ Abstain

In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the meeting or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: __________________________________, 2026

Signature: __________________________________

Signature (Joint Owners): __________________________________

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title.

VOTING INSTRUCTIONS

To vote by Internet: visit www.proxyvote.com or scan the QR code on your voting card. To vote by Telephone: call the telephone number on your voting card. To vote by Mail: check the appropriate boxes, sign, date and return your voting card in the enclosed envelope. The latest we will accept voting is July 5, 2026, at 11:59 a.m. Hong Kong Time (July 4, 2026, at 11:59 p.m. Eastern Time).